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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 4)*

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13D-1(B), (C) AND (D)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)



                           Silverstar Holdings, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G81365101
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    12/31/01
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Statement is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. G81365101                    13G                  Page 2  of  5  Pages

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            American Stock Transfer & Trust Company
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York State
--------------------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY                 230,715
       OWNED BY    -------------------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON                    N/A
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  N/A
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  376,603 (As Escrow Agent - see Items 4 and 6)
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           376,603 (As Escrow Agent - see Items 4 and 6)
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9%

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. G81365101                    13G                  Page 3  of  5  Pages

--------------------------------------------------------------------------------

ITEM 1.

     (a)  Name of Issuer:        Silverstar Holdings, Ltd.

     (b)  Address of  Issuer's  Principal  Executive  Offices
          Clarendon  House, Church Street, Hamilton HM CX, Bermuda

ITEM 2.

     (a)  Name of Person Filing American Stock Transfer & Trust Company

     (b) Address of Principal Business Office or, if none, Residence 6201 15th Avenue
          Brooklyn, New York 11219

     (c)  Citizenship   New York State

     (d)  Title of Class of Securities    Common Stock, par value $.01 share

     (e)  CUSIP Number  G81365101

ITEM 4.   OWNERSHIP.

          As of December 31, 2001:

          (a)  Amount beneficially owned: 376,603.
                                          -------

               Such shares include 145,888 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock") held by American Stock Transfer & Trust Company as escrow agent (the "FSAH Escrow Agent") pursuant to an escrow agreement entered into in January 1996 by and among the FSAH Escrow Agent, certain holders of Class B Shares issued by First South African Holdings
(Pty) Ltd. ("FSAH"), and the Issuer (the "FSAH Escrow Agreement"). The FSAH Escrow Agreement provided for the concurrent issuance and delivery by the Issuer of shares of Class B Common Stock to the FSAH Escrow Agent as security for certain holders of FSAH Class B Shares, who are residents of South Africa and are prohibited by South African law from holding shares in a foreign company. The FSAH Escrow Agreement provides that the parties to such Agreement that are holders of FSAH Class B Shares will not sell such shares of stock except as provided in the FSAH Escrow Agreement. Specifically, the FSAH Escrow Agreement provides that the FSAH Class B Shares may be tendered to the FSAH Escrow Agent against payment therefor by the FSAH Escrow Agent, which payment may consist of the proceeds obtained from the sale by the FSAH Escrow Agent of an equal number of shares of Class B Common Stock of the Issuer previously issued to the FSAH Escrow Agent, provided that the proceeds of such sale shall be delivered to the holder in exchange for his or her FSAH Class B Shares. Upon the sale by the FSAH Escrow Agent of any shares of Class B Common Stock of the Issuer pursuant to the FSAH Escrow Agreement, the FSAH Escrow Agent will deliver to the Issuer the equivalent number of FSAH Class B Shares tendered in connection therewith. Such FSAH Class B Shares will then automatically convert into FSAH Class A Shares and will be held by the Issuer together with the other FSAH Class A Shares owned by the

CUSIP No. G81365101                    13G                  Page 4  of  5  Pages

--------------------------------------------------------------------------------

Issuer. The shares of Class B Common Stock will be automatically converted to Common Stock, $.01 per share par value (the "Common Stock"), of the Issuer upon the sale of such shares by the FSAH Escrow Agent pursuant to the terms of the FSAH Escrow Agreement. Such shares of Class B Common Stock will be controlled by the terms of the FSAH Escrow Agreement. Michael Levy has paid the purchase price of $.01 per share for each of the shares of Class B Common Stock held pursuant to the FSAH Escrow Agreement and the FSAH Escrow Agent has granted to Michael Levy a proxy to vote each of such shares of Class B Common Stock prior to the sale or forfeiture of such shares, as the case may be.

          Such shares also include 230,715 shares of Common Stock held by the FSAH Escrow Agent pursuant to the FSAH Escrow Agreement and certain other escrow agreements with terms that are similar to the FSAH Escrow Agreement. The FSAH Escrow Agent holds a proxy to vote each of such shares of Common Stock prior to the sale or forfeiture of such shares, as the case may be. The FSAH Escrow Agent disclaims beneficial ownership of all shares held by it pursuant to the above-referenced escrow agreements, including the FSAH Escrow Agreement. Each share of Class B Common Stock has five votes per share; each share of Common Stock has one vote per share.

          (b)  Percent of class:  9%
                                  ----

          (c)  Number of shares as to which the person has:

               (i)   Sole  power  to  vote  or  to  direct  the  vote  230,715.
                                                                       -------

               (ii)  Shared power to vote or to direct the vote N/A.
                                                                ---

               (iii) Sole power to dispose or to direct the  disposition of N/A.
                                                                            ---

               (iv) Shared  power to  dispose or to direct  the  disposition  of
                    376,603 (As Escrow Agent - see Item 6).
                    ---------------------------------------

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The parties to the escrow agreements described in Item 4(a) above include a number of holders of FSAH Class B Shares all of which are subject to the terms of the applicable escrow agreement. Each of such holders of FSAH Class B Shares that is a party to such escrow agreements is entitled to the proceeds of the sale of the shares of Common Stock or Class B Common Stock, as the case may be, held by the FSAH Escrow Agent, subject to the terms of the applicable escrow agreement. One of such holders is Michael Levy, who holds a total of 36,452 shares of FSAH Class B Shares.

CUSIP No. G81365101                    13G                  Page 5  of  5  Pages

--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 11, 2002
                                        ----------------------------------
                                                      Date


                                        /s/ Herbert J. Lemmer
                                        ----------------------------------
                                        Name: Herbert J. Lemmer
                                        Title: Vice President